June 22, 2009
Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC 20549
Re:	EMS Technologies, Inc., File No. 0-6072 Form 10-K for FYE December 31, 2008, and Your Comment Letter dated June 9, 2009
Dear Mr. Spirgel:
As recently discussed with Kathryn Jacobson of the SEC staff, we request an extension to July 1, 2009 to file our response to the Staff’s comment letter dated June 9, 2009. Based on our preliminary review, we foresee no difficulty in addressing the Staff’s comments. However, the requested extension will allow appropriate time for review of our response by the audit committee of our board of directors, our independent registered public accountants and outside counsel. Please call if you have any questions.
Sincerely,
EMS TECHNOLOGIES, INC.
/s/ Gary B. Shell

Gary B. Shell
Senior Vice President,
Chief Financial Officer and Treasurer